SACHEM CAPITAL CORP.

23 Laurel Street

Branford, Connecticut 06405

February 8, 2017

Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Office of Real Estate and Commodities

Mail Stop 3233

Re:	Sachem Capital Corp. (the “Registrant”) Registration Statement on Form S-11 Filed October 28, 2016 File No. 333-214323 (the “Registration Statement”)

Dear Ms. Gowetski:

In connection with the proposed public offering by the Registrant of its common shares under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 5:00 PM Eastern Time, on Thursday, February 9, 2017, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Sachem Capital Corp.
By:	/s/ JEFFREY C. VILLANO Jeffrey C. Villano, Co-Chief Executive Officer